UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pearl Diver Credit Company Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

70476Q100
(CUSIP Number)
John Norton Director of Investment Operations University of Wisconsin Foundation 1848 University Avenue Madison, Wisconsin 53726 (608) 234-0630
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 19, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	70476Q100	Page 2 of 11 Pages
1		NAME OF REPORTING PERSON
University of Wisconsin Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,459,221
	8	SHARED VOTING POWER
4,266,743
	9	SOLE DISPOSITIVE POWER
1,459,221
	10	SHARED DISPOSITIVE POWER
4,266,743
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,725,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
84.2%(1)
14		TYPE OF REPORTING PERSON
CO

(1)

Percentage calculated based on 6,796,473 shares of common stock outstanding as of July 19, 2024, immediately after the closing of the initial public offering of Pearl Diver Credit Company Inc. (the “Issuer”), as reported in the prospectus filed by the Issuer pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, on July 19, 2024.

CUSIP No. 70476Q100	Page 3 of 11

SCHEDULE 13D

Item 1. Security and Issuer.

(a)         Name of Issuer: Pearl Diver Credit Company Inc. (the “Issuer”)

(b)         Address of Issuer’s Principal Executive Offices:

747 Third Avenue

Suite 3603

New York, New York, 10017

(c)         Title and Class of Securities: common stock, par value $0.001 per share (the “Common Stock”)

(d)         CUSIP Number: 70476Q100

Item 2. Identity and Background.

(a)         Name of Person Filing: The name of the reporting person is University of Wisconsin Foundation (the “Reporting Person”).

The directors (the “Directors”) and executive officers (the “Executive Officers” and, collectively with the Directors, the “Governing Persons”) of the Reporting Person are set forth in Annex A hereto, which is hereby incorporated by reference.

(b)         Address of Principal Business Office: The address of the principal business office of the Reporting Person and the business address of each Governing Person is 1848 University Avenue, Madison, WI 53726.

(c)         The principal business of the Reporting Person is investments. The principal occupation of each Governing Person is set forth in Annex A hereto.

(d)         Neither the Reporting Person nor, to the Reporting Person’s knowledge without independent verification, any Governing Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)         Neither the Reporting Person nor, to the Reporting Person’s knowledge without independent verification, any Governing Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Citizenship/Place of Organization: The Reporting Person is a Wisconsin nonprofit corporation. Each Governing Person is an individual who is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a series of transactions ended on July 19, 2024, including pursuant to the Issuer’s initial public offering that closed on July 19, 2024 (the “IPO”), the Reporting Person purchased an aggregate of 1,459,221 shares of Common Stock for an aggregate of approximately $29,179,861 in cash.

CUSIP No. 70476Q100	Page 4 of 11

The source of funds used by the Reporting Person to purchase the shares of Common Stock is Working Capital. As used herein, the term “Working Capital” refers to endowment investment assets, including funds received from donors and amounts generated from the investment of those funds.

Additionally, Isthmus Capital LLC (“Isthmus”) directly holds 4,266,743 shares of Common Stock, which were acquired by Isthmus prior to the IPO and are restricted securities as they were not issued to Isthmus in a registered offering. The Reporting Person is a member of Isthmus holding a majority interest in Isthmus, which is a manager managed limited liability company, and may be deemed to be a beneficial owner of the shares directly held be Isthmus. The Reporting Person disclaims beneficial ownership of the shares of Common Stock directly held by Isthmus, and the inclusion of these shares in this Schedule 13D shall not be deemed an admission of the Reporting Person’s beneficial ownership of the shares held directly by Isthmus for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any other purpose.

Item 4. Purpose of Transaction.

The shares of Common Stock were acquired by the Reporting Person for the purpose of investment.

The Reporting Person intends to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, the Reporting Person may, either directly or through its interest in Isthmus, participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons in which the Reporting Person may express its views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Depending upon, among other things, the factors set forth above and the restrictions in the Lock‑Up Agreement (as defined in Item 6 of this Schedule 13D), the Reporting Person reserves the right to (i) dispose of all or part of its investment in the Common Stock at any time, (ii) acquire additional shares of Common Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, or (iv) take any other action with respect to the Issuer.

Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person’s knowledge without independent verification, any Governing Person has any present plans or proposals that relate to or that would result in any of the following actions:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)         A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)         Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 70476Q100	Page 5 of 11

(f)         Any other material change in the Issuer’s business or corporate structure, including but not limited to, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)         Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)         The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 6,796,473 shares of Common Stock outstanding (the “Outstanding Shares”) as of July 19, 2024, immediately after the closing of the IPO, as reported in the prospectus filed by the Issuer pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, on July 19, 2024 (the “IPO Prospectus”).

Pursuant to Rule 13d-3 promulgated under the Act, the Reporting Person may be deemed to be the beneficial owner of 5,725,964 shares of Common Stock, which constitutes approximately 84.2% of the Outstanding Shares.

Except as set forth in this Schedule 13D, to the Reporting Person’s knowledge without independent verification, none of the Governing Persons is the beneficial owner of any shares of Common Stock.

(b)         The Reporting Person has sole voting and dispositive power over the 1,459,221 shares of Common Stock directly held by the Reporting Person.

Additionally, Isthmus directly holds 4,266,743 shares of Common Stock (the “Isthmus Shares”). Pursuant to Rule 13d-3 promulgated under the Act, the Reporting Person may be deemed to be the beneficial owner of the Isthmus Shares, with the shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, the Isthmus Shares. The Reporting Person disclaims beneficial ownership of the Isthmus Shares.

Isthmus is a Delaware limited liability company. The address of the principal business office of Isthmus is 1209 Orange Street, Wilmington, DE, 19801. The principal business of Isthmus is investments. To the Reporting Person’s knowledge, Isthmus has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). To the Reporting Person’s knowledge, Isthmus has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 70476Q100	Page 6 of 11

(c)         During the last 60 days, the Reporting Person has purchased shares of the Common Stock in the IPO and in open market transactions on the New York Stock Exchange as follows:

Date of Purchase	Number of Shares	Price Per Share ($)
July 19, 2024	1,400,000*	20.0000
July 19, 2024	50,000**	19.7943
July 19, 2024	9,221**	19.9703

* Represents shares purchased in the IPO.

** Represents shares purchased in open market transactions on the New York Stock Exchange.

To the knowledge of the Reporting Person without independent verification, no Governing Person has effected transactions in the Common Stock during the past 60 days.

(d)         Under circumstances set forth in the limited liability company agreement of Isthmus (the “Isthmus LLC Agreement”), of which the Reporting Person is a party as a member, the members of Isthmus, including the Reporting Person, may be deemed to have the right to receive a portion of dividends from, or a portion of the proceeds from the sale of, the Isthmus Shares.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

In connection with the IPO, the Reporting Person entered into a lock-up agreement with Kingswood Capital Partners, LLC, as representative of the underwriters in the IPO (the “Underwriter Representative”), dated July 12, 2024 (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, for a period of 180 days following July 17, 2024 (the date of the IPO Prospectus), subject to specified exceptions, the Reporting Person agreed not to, and to not cause or direct any of its affiliates to, except with the prior written consent of the Underwriter Representative, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock (such options, warrants or other securities, collectively, “Derivative Instruments”), or (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale or disposition (whether by the Reporting Person or someone other than the Reporting Person), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any shares of Common Stock or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise.

The preceding summary of the Lock-Up Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the form of Lock-Up Agreement, which is attached hereto as Exhibit 1 and incorporated herein by reference.

As described in the “Underwriting” section of the IPO Prospectus, Isthmus is restricted from selling its shares of Common Stock for a period of two years following the closing of the IPO, provided that the Underwriter Representative may, in its sole discretion, release any of these securities from these lock-up restrictions at any time.

CUSIP No. 70476Q100	Page 7 of 11

The Isthmus LLC Agreement provides that the managers of Isthmus, acting pursuant to the affirmative vote of such managers required by the terms of the Isthmus LLC Agreement, have the right to manage and dispose of the Isthmus Shares.

To the best knowledge of the Reporting Person except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any Governing Person or between the Reporting Person and any other person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

Exhibit 1 – Form of Lock-Up Agreement.

CUSIP No. 70476Q100	Page 8 of 11

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 26, 2024

University of Wisconsin Foundation

By:	/s/ John Norton
Name:	John Norton
Title:	Director of Investment Operations

CUSIP No. 70476Q100	Page 9 of 11

ANNEX A

Executive Officers and Directors of University of Wisconsin Foundation

Name and Position	Principal Occupation

Mike Knetter, Chief Executive Officer	Chief Executive Officer of University of Wisconsin Foundation

Abigail Chak, Chief Legal Officer	Chief Legal Officer of University of Wisconsin Foundation

Alisa Robertson, President and Chief Advancement Officer	President and Chief Advancement Officer of University of Wisconsin Foundation

Carl Laurino, Chief Financial Officer	Chief Financial Officer of University of Wisconsin Foundation

Falicia Hines, Chief of Staff and Secretary	Chief of Staff and Secretary of University of Wisconsin Foundation

Michael Stohler, Chief Investment Officer	Chief Investment Officer of University of Wisconsin Foundation

Brenda Phebus, Chief Human Resource Officer	Chief Human Resource Officer of University of Wisconsin Foundation

Linda Ahlers, Director	Director of University of Wisconsin Foundation; Retired President, Marshall Fields

Rajiv Batra, Director	Director of University of Wisconsin Foundation; Retired Co-Founder, Palo Alto Networks

Michelle Behnke, Director	Director of University of Wisconsin Foundation; Principal, Michelle Behnke & Associates

Susan Cellmer, Director	Director of University of Wisconsin Foundation; Retired

Paul Collins, Director	Director of University of Wisconsin Foundation; Retired Vice Chair, Citigroup

Suzanne DeWolf, Director	Director of University of Wisconsin Foundation; Co-Owner, Lil’ Drug Store Products; Co-Owner, ForeFold Ventures

Jeffrey Diermeier, Director	Director of University of Wisconsin Foundation; Co-Founder, Canna Investment Management, LLC Co-Trustee, Diermeier Family Foundation

Sonnet Edmonds, Director	Director of University of Wisconsin Foundation; General Counsel, Dimension Renewable Energy

CUSIP No. 70476Q100	Page 10 of 11

Susan Engeleiter, Director	Director of University of Wisconsin Foundation; President & CEO, Data Recognition Corp

Michael Ferdman, Director	Director of University of Wisconsin Foundation; Co-Founder, Play

Jere Fluno, Director	Director of University of Wisconsin Foundation; Retired Vice Chairman & Director, WW Grainger, Inc.

Colleen Goggins, Director	Director of University of Wisconsin Foundation; Retired Worldwide Chairman, Johnson & Johnson

Elizabeth Quadracci Harned, Director	Director of University of Wisconsin Foundation; Trustee, Quad Graphics, Inc.; Vice President, The Windhover Foundation

Elzie Higginbottom, Director	Director of University of Wisconsin Foundation; President & CEO, East Lake Management & Development Corporation

Louis Holland Jr., Director	Director of University of Wisconsin Foundation; President & CFO, Cumota, LLC

William Hsu, Director	Director of University of Wisconsin Foundation; President, Hsu’s Ginseng Enterprises, Inc.

Cynthia Ihlenfeld, Director	Director of University of Wisconsin Foundation; Artist and Mobilizer of Time, Talent, and Resources for Education and Arts Non-Profits

Ted Kellner, Director	Director of University of Wisconsin Foundation; Co-Founder, Former Chairman & CEO Fiduciary Management; Founder, Executive Chairman and Treasurer, Fiduciary Real Estate Development, Inc

Peter Kies, Director	Director of University of Wisconsin Foundation; Head of ECM & Tech & Services Investment Banking, Robert W Baird & Co.

Valarie King-Bailey, Director	Director of University of Wisconsin Foundation; CEO, OnShore Technology Group, Inc

Jun Lee, Director	Director of University of Wisconsin Foundation; Retired President, SRI Design, Inc.

Roger Mansukhani, Director	Director of University of Wisconsin Foundation; Partner at Gordon Rees Scully Mansukhani

Alice Mortenson, Director	Director of University of Wisconsin Foundation; President & Chair, Mortenson Family Foundation Director of Community Relations M.A. Mortenson Company

Lorna Nagler, Director	Director of University of Wisconsin Foundation; Retired President, Bealls, Inc.

CUSIP No. 70476Q100	Page 11 of 11

David Nicholas, Director	Director of University of Wisconsin Foundation; Chief Executive Officer, President, Chief Investment Officer, & Portfolio Manager, Nicholas Funds

John Oros, Director	Director of University of Wisconsin Foundation; Operating Partner, Managing Director & Management Committee, JC Flowers & Co.

Susan Patterson, Director	Director of University of Wisconsin Foundation; Author, Photographer; Retired Vice President, Grey Group

Stephen Petersen, Director	Director of University of Wisconsin Foundation; Managing Partner & Wealth Advisor, Prio Wealth

Todd Pulvino, Director	Director of University of Wisconsin Foundation; Principal & Co-Founder at CNH Partners

Christine Rotsch, Director	Director of University of Wisconsin Foundation; President, Rotsch Family Foundation

Laureen Seeger, Director	Director of University of Wisconsin Foundation; Executive Vice President & General Counsel American Express Company

Paul Shain, Director	Director of University of Wisconsin Foundation; President & CEO, Singlewire Software

Michael Shannon, Director	Director of University of Wisconsin Foundation; Co-Founder & Chairman, KSL Capital Partners LLC

Sandy Sponem, Director	Director of University of Wisconsin Foundation; Retired Senior Vice President & CFO, M.A. Mortenson Company

Thomas Stevens, Director	Director of University of Wisconsin Foundation; Chairman & CEO, Los Angeles Capital

Frances Taylor, Director	Director of University of Wisconsin Foundation; Retired Executive Vice President, Bank of America Corporation

Patrick Thiele, Director	Director of University of Wisconsin Foundation; Retired CEO, PartnerRe Ltd.

James Thompson, Director	Director of University of Wisconsin Foundation; Former President, Cargill Steel

Jeffrey Wiesner, Director	Director of University of Wisconsin Foundation; Retired Partner, Accenture